                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                      dreamlife, Inc. (formerly GHS, Inc.)
                              ---------------------
                                (Name of Issuer)


                     Common Stock, par value, $.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    379333107
                            ------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 7 Pages



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                                     SCHEDULE 13G

---------------------                                  ----------------------
CUSIP No. 379333107                                       Page 2 of 7 Pages
----------------------                                 ----------------------

=============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S.IDENTIFICATION NO. OF ABOVE PERSON
   Allen Holding Inc. - 13-3311050
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [ ]
                                                           (b)  [x]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-------------------------------------------------------------------------------
           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
5  SOLE VOTING POWER
              0
-------------------------------------------------------------------------------
6  SHARED VOTING POWER
              0
-------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
                  0
-------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
                  0
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [x]
-----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.0%
------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
            HC
==============================================================================
                    *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!

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                                    SCHEDULE 13D

-----------------------                            -----------------------
CUSIP No. 379333107                                    Page 3 of 7 Pages
-----------------------                            -----------------------

==============================================================================
1   NAME OF REPORTING PERSON-S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Allen & Company Incorporated - 13-6176976
------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                             (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY

-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
-------------------------------------------------------------------------------
           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
5  SOLE VOTING POWER
           2,022,000  (Includes 120,000 warrants)
-------------------------------------------------------------------------------
6  SHARED VOTING POWER
                0
-------------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
           2,022,000  (Includes 120,000 warrants)
-------------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
                0
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,022,000  (Includes 120,000 warrants)
-----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                               [ ]
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             5.0%
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
            BD; CO
===============================================================================
                       *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!



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                                                             Page 4 of 7 Pages

                            Amendment No. 3
                                 To The
                             SCHEDULE 13G


Item 1.

                  (a)      Name of Issuer:

                           dreamlife, Inc. (formerly GHS, Inc.)

                  (b)      Address of Issuer's Principal Executive Office:

                           425 West 15th Street
                           New York, New York  10011


Item 2.  Name of Person Filing

                  (a)      Name of Person Filing:

                           Allen & Company Incorporated ("ACI")
                           Allen Holding Inc.("AHI")

                  (b)      Address of Principal Office:

                           711 Fifth Avenue
                           New York, New York 10022
                  (c)      Citizenship/Organization:

                           ACI - New York
                           AHI - Delaware

                  (d)      Title Class of Securities:

                           Common Stock, par value $.01 per share

                  (e)      CUSIP Number:  379333107


Item 3.  If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a

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                                                             Page 5 of 7 Pages


                  (a)      [X] ACI is a Broker-Dealer registered under Section
                               15 of the Act.
                  (b)      [X] AHI is a parent holding company in accordance
                               with Rule 13d-1(b)(ii)(G).


Item 4.  Ownership.

                  (a)      Amount Beneficially Owned:

                           2,022,000* shares of Common Stock.

                  (b)      Percent of Class:  5.0%

                  (c)      Number of Shares to Which Such Person Has:

                             (i)   Sole voting power -  2,022,000*
                            (ii)   Shared voting power -  0
                           (iii)   Sole dispositive power - 2,022,000*
                            (iv)   Shared dispositive power - 0


Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  Not Applicable.


Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

                  Not Applicable.


Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.


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                                                       Page 6 of 7 Pages


Item 9.  Notice of Dissolution of Group.

                  Not Applicable.



-------------------------------------------------------------------------------
*The 2,022,000 shares of the Issuer's Common Stock (the "Shares") include 120,000 warrants to purchase the Issuer's Common Stock. The Shares may be deemed to be beneficially owned by AHI indirectly through ACI, a wholly-owned subsidiary. AHI disclaims beneficial ownership of such Shares.

Item 10. Certification.

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                                       Page 7 of 7 Pages




Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2000


ALLEN & COMPANY INCORPORATED



     /s/ Gaetano J. Casillo
By:-----------------------------
Name:  Gaetano J. Casillo
Title: Vice President


ALLEN HOLDING INC.

     /s/ Gaetano J. Casillo
By:----------------------------
Name:  Gaetano J. Casillo
Title: Vice President




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